Exhibit 5.2

WRITER’S NAME	:	Bernie Lee/Jonathan Han	DIRECT TEL	:	+65 6890 7084/ 7752
			DIRECT FAX	:	+65 6302 3143/3118
			DIRECT E-MAIL	:	bernie.lee@allenandgledhill.com jonathan.han@allenandgledhill.com

OUR REF	:	BLEE/JHANYY/1017011001
YOUR REF	:

21 December 2017

BY HAND

Broadcom Corporation and

Broadcom Cayman Finance Limited

c/o Broadcom Limited

1 Yishun Avenue 7

Singapore 768923

Dear Sirs

Broadcom Corporation

Broadcom Cayman Finance Limited

Registration Statement on Form S-4

1.

We have acted as legal advisers as to Singapore law to Broadcom Limited (the “Singapore Guarantor”) in connection with the filing by Broadcom Corporation and Broadcom Cayman Finance Limited (together, the “Issuers”) of the Registration Statement (as defined below) under the U.S. Securities Act of 1933, as amended (the “Act”), relating to an offer to issue up to US$2.75 billion aggregate principal amount of 2.375% senior notes due 2020 (the “2020 Notes”), US$3.5 billion aggregate principal amount of 3.000% senior notes due 2022 (the “2022 Notes”), US$2.5 billion aggregate principal amount of 3.625% senior notes due 2024 (the “2024 Notes”), US$4.8 billion aggregate principal amount of 3.875% senior notes due 2027 (the “2027 Notes”), US$750 million aggregate principal amount of 2.200% senior notes due 2021 (the “2021 Notes”), US$1.0 billion aggregate principal amount of 2.650% senior notes due 2023 (the “2023 Notes”), US$1.0 billion aggregate principal amount of 3.125% senior notes due 2025 (the “2025 Notes”) and US$1.25 billion aggregate principal amount of 3.500% senior notes due 2028 (the “2028 Notes” and, collectively with the 2020 Notes, the 2022 Notes, the 2024 Notes, the 2027 Notes, the 2021 Notes, the 2023 Notes and the 2025 Notes, the “Exchange Notes”) in exchange for any and all of the US$2.75 billion aggregate principal amount of outstanding 2020 Notes, US$3.5 billion aggregate principal amount of outstanding 2022 Notes, US$2.5 billion aggregate principal amount of 2024 Notes, US$4.8 billion aggregate principal amount of 2027 Notes, US$750 million aggregate principal amount of the 2021 Notes, US$1.0 billion aggregate principal amount of the 2023 Notes, US$1.0 billion aggregate principal amount of the 2025 Notes and US$1.25 billion aggregate principal amount of the 2028 Notes, respectively (collectively, the “Outstanding Notes” and together with the Exchange Notes, the “Notes”), that the Issuers issued on 19 January 2017 (in the case of the 2020 Notes, the 2022 Notes, the 2024 Notes and the 2027 Notes) and on 17

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October 2017 (in the case of the 2021 Notes, the 2023 Notes, the 2025 Notes and the 2028 Notes) as described in the Registration Statement (the “Exchange Offer”). Each series of Exchange Notes will initially be, and each series of Outstanding Notes is, fully and unconditionally guaranteed, jointly and severally, on an unsecured, unsubordinated basis by the Singapore Guarantor and Broadcom Cayman L.P. (together, the “Guarantors”). Save as provided in this opinion, we have not advised any of the Issuers or the Guarantors on the content of, or their specific position or rights in relation to, the Indentures (as defined below) or assisted them in any way in relation to the negotiation of the Indentures or in relation to any transaction for which the Indentures may be relevant and we owe them no duty of care or other legal responsibility in that respect.

This opinion relates only to the laws of general application of Singapore as at the date of this opinion, as currently applied by the courts of Singapore, and is given on the basis that it will be governed by and construed in accordance with the laws of Singapore. We have made no investigation of, and do not express or imply any views on, the laws of any country other than Singapore. In particular, we have made no investigation of the laws of the State of New York as a basis for this opinion and do not express or imply any views on such laws. In respect of the Indentures, the Notes and the Registration Statement, we have assumed due compliance with all matters concerning the laws of all relevant jurisdictions.

2.	For the purpose of this opinion, we have examined:

2.1	a copy of the Constitution and the Certificate Confirming Incorporation of Company of the Singapore Guarantor;

2.2	a copy of the resolutions of the board of directors of the Singapore Guarantor passed on 11 January 2017 (the “Board Resolutions”);

2.3	an extract of the minutes of meeting of the board of directors of the Singapore Guarantor held on 31 August 2016 (including a copy of the Executive Committee Charter of the Singapore Guarantor adopted by the Singapore Guarantor at such meeting (the “Charter”)) and an extract of the minutes of meeting of the board of directors of the Singapore Guarantor held on 1 March 2017 (together, the “Board Minutes”);

2.4	a copy of the resolutions in writing of the executive committee of the board of directors of the Singapore Guarantor formed pursuant to Article 69(A) of the Constitution of the Singapore Guarantor passed on 6 October 2017 (the “Committee Resolutions” and, together with the Board Resolutions and the Board Minutes, the “Resolutions”);

2.5	an executed copy of the indenture dated as of 19 January 2017 (the “January 2017 Indenture”) made among (1) the Issuers, (2) the Guarantors and (3) the Wilmington Trust, National Association (the “Trustee”), including the guarantees set forth therein (the “January 2017 Guarantee”);

2.6

an executed copy of the indenture dated as of 17 October 2017 (the “October 2017 Indenture” and together with the January 2017 Indenture, the “Indentures”) made among (1) the Issuers, (2) the Guarantors and (3) the Trustee, including the guarantees set forth therein (the “October 2017 Guarantee” and together with the January 2017 Guarantee, the “Guarantees”);

2.7	an executed copy of the registration statement on Form S-4 relating to the Exchange Offer filed by the Issuers with the United States Securities and Exchange Commission on 21 December 2017 (the “Registration Statement”); and

2.8	such other documents and records as we have considered necessary to examine in order that we may render this opinion.

3.	Except as stated above, we have not examined any contract, instrument or other document entered into by or affecting the Issuers and/or the Guarantors or any of the corporate records of the Issuers and/or the Guarantors and have not made any other enquiries concerning the Issuers and/or the Guarantors.

4.	We have assumed:

4.1	that each of the Indentures is within the capacity and powers of, and has been validly authorised by, each party thereto (other than the Singapore Guarantor);

4.2	that each of the Indentures and the Notes has been validly executed and delivered by or on behalf of each party thereto;

4.3	the genuineness of all signatures and seals on all documents, the legal capacity of natural persons, the authenticity of all documents submitted to us as originals, the completeness, and the conformity to original documents, of all copies or other specimen documents submitted to us and the authenticity of the originals of such latter documents;

4.4	that the copies of (a) the Constitution and the Certificate Confirming Incorporation of Company of the Singapore Guarantor and (b) the Resolutions submitted to us for examination, are true, complete and up-to-date copies or, as the case may be, extracts and have not been modified, supplemented or superseded;

4.5	that the information disclosed by the searches made on 21 December 2017 (the “ACRA Searches”) at the Accounting and Corporate Regulatory Authority in Singapore (the “ACRA”) against the Singapore Guarantor is true and complete and that such information has not since then been materially altered and that the ACRA Searches did not fail to disclose any material information which had been delivered for filing but did not appear on the public file at the time of the ACRA Searches;

4.6

that the information disclosed by the searches of the Appeal Cases, Admiralty, Civil Cases, Enforcement and Insolvency (including Judicial Management) modules made on 21 December 2017 in respect of the years 2015, 2016 and 2017 on the Cause Book Search of the Singapore Judiciary’s Integrated Electronic Litigation System against the Singapore Guarantor (the “Court Searches”) is true and complete and that such information has not since then been materially altered and that the Court Searches did not fail to disclose any material information which had been delivered for filing but was not disclosed at the time of the Court Searches;

4.7	that in exercising the power of the Singapore Guarantor to enter into each of the Indentures, guarantee the Notes, undertake and perform the obligations expressed to be undertaken and performed by it under each of the Indentures and the Notes, its directors are acting in good faith and in furtherance of its substantive objects and for its legitimate purpose and that the entry into each of the Indentures, and the guarantee of the Notes, may reasonably be considered to have been in the interests, and for the commercial benefit, of the Singapore Guarantor;

4.8	that each party to each of the Indentures and to the Notes has not, at the time of entry into the transactions contemplated by each of the Indentures and the Notes, (a) entered into or initiated any process for any scheme of arrangement or compromise, (b) initiated any corporate voluntary arrangements or entered into any composition agreement with its creditors, (c) been declared insolvent, (d) commenced or been the subject of any winding-up procedure whatsoever, (e) requested or been subject to the appointment of, or any application being made for the appointment of, any receiver (including a receiver and manager), trustee, judicial manager, liquidator, sequestrator, administrative receiver, administrator or similar officer, (f) been in a position where it is otherwise insolvent or will become insolvent by reason of the entering into or completion of the transactions contemplated by each of the Indentures and the Notes (the word “insolvent” having the meaning under Section 100(4) of the Bankruptcy Act, Chapter 20 of Singapore), (g) been unable to pay its debts or has become unable to pay its debts by reason of the entering into or the completion of the transactions contemplated by each of the Indentures and the Notes (the phrase “being unable to pay its debts” being within the meaning of sections 254(1)(e) and 254(2) of the Companies Act, Chapter 50 of Singapore (the “Companies Act”)) or (h) been subject to any event similar to any of the above under the laws of any jurisdiction;

4.9	that the Notes have been duly issued, executed, authenticated, delivered, offered and sold in accordance with the terms of the applicable Indenture governing such Notes;

4.10	that there are no provisions of the laws of any jurisdiction which may be contravened by the execution or delivery of any of the Indentures or the offering, issue, sale and delivery of the Notes and that, insofar as any obligation expressed to be incurred or performed under any of the Indentures or the Notes is to be performed in, or is otherwise subject to the laws of, any jurisdiction, its performance will not be illegal and such obligation will be valid and binding on and enforceable against the relevant party (other than the Singapore Guarantor in respect of the Indentures) by virtue of the laws of that jurisdiction;

4.11	that all authorisations, consents, approvals, licences, exemptions or orders required from any governmental body or agency or other authorities and all other requirements for the legality, validity and enforceability of each of the Indentures and the Notes and the offering, issue, sale and delivery of the Notes have been duly obtained or fulfilled and are and will remain in full force and effect and that any conditions to which they are subject have been satisfied;

4.12	the legal, valid and binding nature of the obligations of each of the parties under the Indentures and the Notes under the laws of all jurisdictions, other than Singapore, and, in particular, that each of the Indentures and the Notes constitutes the legal, valid, binding and enforceable obligations of the parties thereto for all purposes under the laws of all jurisdictions, other than Singapore;

4.13	that (a) none of the parties to the Indentures nor any of their officers or employees has notice of any matter which would adversely affect the validity or regularity of the Resolutions and (b) the Resolutions were passed in accordance with the procedures set out in the Constitution of the Singapore Guarantor or, as the case may be, the Charter and have not been rescinded or modified and remain in full force and effect and that no other resolution or other action has been taken which may affect the validity or regularity of the Resolutions;

4.14	that all forms, returns, documents, instruments, exemptions or orders required to be lodged, filed, notified, advertised, recorded, registered or renewed with any governmental body or agency outside Singapore, at any time prior to, on or subsequent to the issue of the Notes, for the legality, validity and enforceability of each of the Indentures and the Notes and the offering, issue, sale and delivery of the Notes, have been or will be duly lodged, filed, notified, advertised, recorded, registered or renewed and that any conditions in relation to such lodgement, filing, notification, advertisement, recording, registration or renewal have been or will be duly satisfied;

4.15	that in respect of any sale, offer or other dealings in respect of the Notes in Singapore, there are no such sales, offers or other dealings by persons who are not licensed to carry on the business of dealing in securities (including the Notes) in Singapore or who are not exempt from such licensing requirements;

4.16	that no party to any of the Indentures is, or will be, engaging in or aware of misleading or unconscionable conduct or improper conduct or seeking to conduct any relevant transaction or associated activity in a manner or for a purpose not evident on the face of the Indentures or the Notes which might render the Indentures or the Notes or any relevant transaction or associated activity illegal, void or voidable, irregular or invalid;

4.17	that the choice of the laws of the State of New York as the governing law of each of the Indentures and the Notes has been made in good faith and will be regarded as a valid and binding selection which will be upheld in the courts of such jurisdiction as a matter of the laws of such jurisdiction and all other relevant laws (other than the laws of Singapore);

4.18	that each of the Indentures and the Notes has the same meaning and effect under the laws of the State of New York as it would have if it were interpreted under Singapore law by a court;

4.19	that there are no dealings between the parties to any of the Indentures or the Notes that affect any of the Indentures or the Notes;

4.20	that there are no provisions of the laws of any jurisdiction outside Singapore which would have any implication for the opinions we express and, insofar as the laws of any jurisdiction outside Singapore may be relevant, such laws have been or will be complied with;

4.21	that when each party to the Indentures and the Notes entered into the transactions contemplated by the Indentures and the Notes:

(a)	it was solvent and able to pay its debts (including contingent and prospective liabilities) (and would not become insolvent or unable to pay its debts (including contingent and prospective liabilities) within the meaning of Section 100(4) of the Bankruptcy Act, Chapter 20 of Singapore as a result of such transactions); and

(b)	the transactions contemplated in each of the Indentures and the Notes did not involve any undervaluation by it;

4.22	that no director of the Singapore Guarantor has an interest in the transactions contemplated by each of the Indentures and the Notes; and

4.23	the correctness of all facts stated in the Indentures and the Registration Statement.

5.	Based upon and subject to the foregoing, and subject to the qualifications set forth below and any matters not disclosed to us, we are of the opinion that:

5.1	as at the date of this opinion, the Singapore Guarantor is a company incorporated and existing under the Companies Act, Chapter 50 of Singapore. The ACRA Searches and the Court Searches revealed no application for or order or resolution for the winding-up of the Singapore Guarantor and no notice of appointment of a receiver or judicial manager for the Singapore Guarantor. Notice of a winding-up order made or resolution passed or a receiver or judicial manager appointed may not be filed at the ACRA immediately;

5.2	the Singapore Guarantor has taken all necessary corporate action required under the laws of Singapore to authorise the execution and delivery of the Guarantees, and the performance by it of its obligations under the Guarantees; and

5.3	assuming that each of the Guarantees is valid, binding and enforceable under the laws of the State of New York, there is no reason so far as Singapore law is concerned why, in any action in the Singapore courts where the laws of the State of New York as the governing law of any of the Guarantees is pleaded and proved, the obligations under the relevant Guarantee of the Singapore Guarantor would not be enforceable against the Singapore Guarantor.

6.	The term “enforceable” as used above means that the obligations assumed or to be assumed by the Singapore Guarantor under each of the Indentures and the Notes are of a type which the Singapore courts enforce. It does not mean that those obligations will necessarily be enforced in all circumstances in accordance with their terms. In particular:

6.1	enforcement of the obligations of the Singapore Guarantor under each of the Indentures and the Notes may be affected by prescription or lapse of time, bankruptcy, insolvency, liquidation, reorganisation, reconstruction and other laws of general application relating to or affecting the rights of creditors;

6.2	enforcement may be limited by general principles of equity – for example, equitable remedies may not be available where damages are considered to be an adequate remedy;

6.3	claims may become barred under the Limitation Act, Chapter 163 of Singapore or may be or become subject to defences of set-off or counterclaim; and

6.4	where obligations are to be performed in a jurisdiction outside Singapore, they may not be enforceable in Singapore to the extent that performance would be illegal or contrary to public policy under the laws of that jurisdiction.

7.	In addition, this opinion is subject to the following qualifications:

7.1	we express no opinion as to whether or not the obligations undertaken by any Issuer or Guarantor under any of the Indentures or the Notes constitute financial assistance under Section 76 of the Companies Act;

7.2	any provision in the Indentures or the Notes providing for the payment of additional or an increased rate of interest may not be enforceable if any such provisions amount to a penalty under Singapore law;

7.3	any provision in the Indentures or the Notes which involves an indemnity for the costs of litigation is subject to the discretion of the Singapore court to decide whether and to what extent a party to the litigation should be awarded the costs incurred by it in connection with the litigation;

7.4	where a party is to perform an obligation in a place other than Singapore, a court will not enforce that obligation to the extent that its performance would be illegal or contrary to public policy under the laws of that place;

7.5	provisions in each of the Indentures and the Notes as to severability may not be binding under the laws of Singapore and the question of whether or not provisions which are illegal, invalid or unenforceable may be severed from other provisions in order to save such other provisions depends on the nature of the illegality, invalidity or unenforceability in question and would be determined by a Singapore court at its discretion;

7.6	a Singapore court may refuse to give effect to clauses in any of the Indentures or the Notes in respect of the costs of unsuccessful litigation brought before a Singapore court or where the court has itself made an order for costs;

7.7	any term of an agreement may be amended orally by all the parties notwithstanding any provisions to the contrary in any of the Indentures or the Notes;

7.8	this opinion is given on the basis that there has been, and will be, no amendment to or termination or replacement of the documents, authorisations and approvals referred to in paragraphs 2 and 4 of this opinion and on the basis of the laws of Singapore in force as at the date of this opinion. This opinion is also given on the basis that we undertake no responsibility to notify any addressee of this opinion of any change in the laws of Singapore after the date of this opinion;

7.9	where under any of the Indentures or the Notes, any person is vested with a discretion or may determine a matter according to its opinion, Singapore law may require that such discretion is exercised reasonably or that such opinion is based upon reasonable grounds;

7.10	a Singapore court may stay proceedings if concurrent proceedings are brought elsewhere;

7.11	we give no opinion on tax matters and in particular give no opinion on the tax consequences of any transaction contemplated by any of the Indentures or the Notes or any related document;

7.12	duties to enter into negotiations and further agreements (including but not limited to those in relation to any of the Indentures or the Notes and any other documents which are currently contemplated or which have been entered into but which are incomplete) in due course may not be effectively enforceable;

7.13	a certificate, determination, notification or opinion from or by any party to any of the Indentures and the Notes as to any matter provided for in any of the Indentures may be held by the Singapore courts not to be conclusive if it could be shown to have an unreasonable or arbitrary basis or in the event of manifest error;

7.14	any provision of the Indentures or the Notes providing that certain calculations and/or certifications will be conclusive and binding (a) will not be effective if such calculations and/or certifications are fraudulent, incorrect, unreasonable, arbitrary, or shown not to have been given or made in good faith and (b) will not necessarily prevent judicial enquiry into the merits of any claim by an aggrieved party;

7.15	the enforcement in Singapore of any of the Indentures or the Notes and of foreign judgments will be subject to Singapore rules of civil procedure;

7.16	under general principles of Singapore law, except as may be provided for under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore, a person who is not a contracting party to an agreement is not entitled to the benefits of the agreement and may not enforce the agreement;

7.17	we express no opinion on the irrevocability of the appointment of an agent to accept services of process; and

7.18	we express no opinion on the enforceability of the choice of the laws of the State of New York to govern non-contractual obligations under the Indentures.

8.	As the primary purpose of our professional engagement was not to establish or confirm factual matters or financial, accounting or statistical matters and because of the wholly or partially non-legal character of many of the statements contained in the Registration Statement, we express no opinion or belief on and do not assume any responsibility for the accuracy, completeness or fairness of any of the statements contained in the Registration Statement and we make no representation that we have independently verified the accuracy, completeness or fairness of such statements. Without limiting the foregoing, we express no belief and assume no responsibility for, and have not independently verified the accuracy, completeness or fairness of the financial statements and schedules and other financial and statistical data included or incorporated in the Registration Statement, and we have not examined the accounting, financial or statistical records from which such financial statements, schedules and data are derived.

9.	This opinion is addressed to you solely for your own benefit in relation to and solely in respect of the Indentures and the Notes. This opinion is strictly limited to the matters stated herein, and is not to be read as extending by implication to any other matter or document in connection with any of the Indentures or the Notes, any other document mentioned in any of the Indentures or the Notes or otherwise, including, but without limitation, any other document signed in connection with any of the Indentures or the Notes. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to our name under the caption “Legal Matters” in the prospectus which is a part of the Registration Statement. By the giving of this consent, we do not admit that we are “experts” within the meaning of Section 11 of the Act or within the category of persons whose consent is required by Section 7 of the Act or the rules or regulations of the United States Securities and Exchange Commission. Except as otherwise stated in this paragraph, this opinion is not to be circulated to, nor is it to be relied upon by, any other person or quoted or referred to in any public document or filed with any governmental body or agency or other person without our prior written consent.

Yours faithfully

/s/ Allen & Gledhill LLP

Allen & Gledhill LLP